Annual Report

Cover Page

Name of issuer:

Frame Me, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 1/29/2024

Physical address of issuer:

3343 Peachtree Rd NE Ste 145-991
Atlanta GA 30326

Website of issuer:

https://lexore.ai/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$5,371.65	$66,052.32
Cash & Cash Equivalents:	$5,369.85	$66,052.16
Accounts Receivable:	$1.64	$10,000.00
Current Liabilities:	$27,957.69	$3,101.85
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$13,155.00	$28,685.59
Cost of Goods Sold:	$265.99	$465.30
Taxes Paid:	$0.00	$0.00
Net Income:	($116,663.24)	($10,519.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Frame Me, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Lafe Taylor	CTO	Frame Me	2024
Sequoia Blodgett	CEO	Frame Me	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Lafe Taylor	CTO	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Lafe Taylor	4990000.0 Common	49.9
Sequoia Blodgett	4990000.0 common	49.9

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering

statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> The video production and AI-powered content creation space is competitive, with larger companies or emerging startups offering similar services. Keeping a competitive edge will be crucial.
>
> If businesses are slow to adopt AI-driven video production or prefer traditional methods, Frame Me could struggle with user acquisition and retention.
>
> AI and video production technologies evolve rapidly. There is a risk that the platform could fall behind if it doesn't keep up with technological advancements or fails to integrate new features effectively.
>
> If a small number of customers account for a large portion of the revenue, any loss of key clients could significantly impact the business.
>
> The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.
>
> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Securities | Securities |

Class of Security	(or Amount) Authorized	(or Amount) Outstanding	Voting Rights
Common	10,000,000	10,000,000	Yes ⌄
	5000000	5000000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	Total Pool: Issued:

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
2/2025	Regulation Crowdfunding	SAFE	$98,653	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar

transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
Frame Me, Inc. (operating as Lexore Spark) is an agentic commerce platform that enables businesses to automate and scale their commercial operations through AI-powered infrastructure. In 2025, Frame Me, Inc. completed a strategic pivot from its original AI-powered video production platform to its current focus as a full agentic commerce platform. This pivot reflects management's conviction that the agentic commerce opportunity represents a significantly larger and more defensible market position for the business.
Milestones
Frame Me, Inc. was incorporated in the State of Delaware in January

Frame Me, Inc. was incorporated in the State of Delaware in January 2024. Since then:

Completed a full strategic pivot in 2025 from AI video production to agentic commerce, operating under the Lexore Spark brand
Completed a full platform rebuild in early 2026, resulting in a substantially more stable and scalable infrastructure
Secured a partnership agreement with SHOPLINE, validating the agentic commerce model
Startup supported by Microsoft for Startups and AWS Activate
Co-Founder Sequoia Blodgett is a Telly Award and Women in AI Global Innovation Award winner
The founders are both former venture-backed tech entrepreneurs
The leadership team has extensive experience in commerce, content creation, and technology
Frame Me, Inc. is subject to risks and uncertainties common to early-stage companies. Given the limited operating history, Frame Me, Inc. cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Frame Me, Inc. was incorporated in January 2024 and has limited operations upon which prospective investors may base an evaluation of its performance. The 2025 financial results reflect a year of significant transition as the business executed its strategic pivot to agentic commerce under the Lexore Spark brand.

Revenues & Gross Margin. For the period ended December 31, 2025, Frame Me, Inc. had revenues of $13,155 compared to the year ended December 31, 2024, when revenues were $28,286. The decline in revenue reflects the deliberate transition away from the prior business model during the pivot year. Gross margin was 97.98% in fiscal year 2025 and 59.85% in fiscal year 2024. The improved gross margin reflects the asset-light nature of the Lexore Spark agentic commerce model.

Assets. As of December 31, 2025, the Company had total assets of $5,371.65, including $5,369.85 in cash. As of December 31, 2024, the Company had $66,052.32 in total assets, including $66,052.16 in cash.
Net Loss. Frame Me, Inc. recorded a net loss of $116,663.24 for the fiscal year ended December 31, 2025 and net income of $10,519 for the fiscal year ended December 31, 2024. The 2025 net loss reflects the investment made in executing the strategic pivot, rebuilding the platform, and establishing the Lexore Spark agentic commerce infrastructure.

Liabilities. Liabilities totaled $27,957.69 for the fiscal year ended December 31, 2025 and $0 for the fiscal year ended December 31, 2024. The increase in liabilities is primarily attributable to $22,500 in deferred revenue from the SHOPLINE partnership agreement.

Liquidity & Capital Resources

After the conclusion of this offering, should Frame Me, Inc. hit its minimum funding target, the projected runway is 24 months before additional capital is required.

Proceeds will be used as set forth in this Form C under "Use of Funds." Frame Me, Inc. does not have any other sources of capital in the immediate future.

Additional financing in excess of the proceeds from this offering may be required to fund operations over the lifetime of Frame Me, Inc. Except as otherwise described in this Form C, there are no additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to implement the strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. Frame Me, Inc.

intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that Frame Me, Inc. will receive any investments from investors.

Runway & Short/Mid Term Expenses

Frame Me, Inc. had cash of $1,200 as of March 2026. Over the last three months, revenues have averaged $0 per month, cost of goods sold has averaged $0 per month, and operational expenses have averaged $500 per month, for an average burn rate of $500 per month. Frame Me, Inc. expects to reach profitability within 6-12 months.

Material Changes & Trends Since December 31, 2025

Strategic Pivot & Rebrand

In 2025, Frame Me, Inc. completed a full strategic pivot from its original AI video production platform to Lexore Spark, an agentic commerce platform. The legal entity remains Frame Me, Inc. This pivot represents a fundamental repositioning of the business toward a larger market opportunity. The platform was fully rebuilt in early 2026 to support the new business model with a more stable and scalable infrastructure.

Revenue & Partnerships

Frame Me, Inc. continues to recognize $2,500 per month in partnership revenue under its SHOPLINE agreement, reducing the $22,500 deferred revenue balance carried at year end. Outside of the SHOPLINE agreement, no additional revenue has been generated since December 31, 2025.

Cash & Liquidity

Frame Me, Inc. currently holds approximately $1,200 in cash. Monthly burn has decreased significantly to approximately $500 per month, reflecting a lean operational model and reduced expenditures since year end.

Going Concern

Frame Me, Inc. continues to operate under going concern conditions as disclosed in Note 5 of the financial statements. Management is actively working to activate partnership revenue and accelerate growth of the Lexore Spark agentic commerce platform.

Revenue Projections (Next 3-6 Months)

Frame Me, Inc. expects to generate revenue within the next 3 months through existing partnership relationships currently in active development under the Lexore Spark platform. The SHOPLINE partnership revenue of $2,500 per month will be fully recognized by Q2 2026. No additional fundraising is being pursued beyond this annual report filing.

Expense Projections (Next 3-6 Months)

Frame Me, Inc. expects monthly operating expenses to remain at approximately $500 per month with no planned headcount additions in the near term. The lean operational model is designed to preserve capital while partnerships are activated and revenue begins to flow.

Path to Revenue

Management expects Frame Me, Inc. to become revenue-generating within the next 3 months through its existing Lexore Spark partnership pipeline. No additional capital raise is required to reach this milestone given the current low burn rate and existing cash position.

Path to Profitability

Frame Me, Inc. is not currently profitable. However, given the current burn rate of approximately $500 per month, the path to profitability is achievable without additional outside capital. Frame Me, Inc. expects to reach profitability within 6-12 months, driven entirely by revenue

growth through the Lexore Spark partnership pipeline.
Break-Even Point
Management has identified approximately $20,000 in monthly recurring revenue as the break-even threshold. At the current burn rate, this target is achievable once partnerships are activated and customers are onboarded at scale on the Lexore Spark platform.
Product Stability as a Growth Driver
A significant operational milestone was reached in early 2026 with the completion of a full platform rebuild under the Lexore Spark brand. The new infrastructure is substantially more stable than its predecessor, which is expected to meaningfully reduce customer churn — a key factor that had previously limited revenue retention. Management believes this rebuild directly strengthens Frame Me, Inc.'s ability to acquire and retain customers on the Lexore Spark platform, accelerating the timeline to profitability.
Short-Term Burn Coverage
With a monthly burn rate of approximately $500, Frame Me, Inc.'s current cash position of approximately $1,200 provides near-term runway while the Wefunder campaign is active. Management is actively working to activate partnership revenue within the next 3 months, which is expected to offset operating expenses and extend runway without the need for additional capital infusion. Frame Me, Inc.'s intentionally lean operational model — with no planned headcount additions and minimal fixed overhead — was designed specifically to maximize runway during this period and ensure the business can reach its first revenue milestones on the Lexore Spark platform.
Capital Sources
Beyond the Wefunder raise, Frame Me, Inc. does not currently have any additional outside capital sources, credit facilities, or planned fundraising activity.
All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Sequoia Blodgett, certify that:

(1) the financial statements of Frame Me, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Frame Me, Inc. included in this Form reflects accurately the information reported on the tax return for Frame Me, Inc. filed for the most recently completed fiscal year.



Sequoia Blodgett

CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or

Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://frameme.co//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Lafe Taylor
Sequoia Blodgett

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Lafe Taylor
- Sequoia Blodgett

Appendix E: Supporting Documents

Wefunder Portal will review the information you provide before we agree to submit a Annual Report to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Annual Report may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

By submitting your Annual Report to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Annual Report we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Annual Report that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Annual Report on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Annual Report.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Annual Report is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ **I verify the Annual Report is 100% accurate**
☑ **I agree to the Lead Investor Agreement**
☑ **I agree to the Rule 3a-9 Undertakings Agreement**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Frame Me, Inc.

Frame Me, Inc.

By

Sequoia Blodgett
_____
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Sequoia Blodgett
_____
CEO
3/17/2026

Lafe Taylor
_____
CTO
3/18/2026

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.